ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

16 February 2007

Director/PDMR Shareholding

Reed Elsevier received notification today that the following options were granted to directors of Reed Elsevier PLC and Reed Elsevier NV on 15 February 2007:

(a)	Under the Reed Elsevier Group plc Share Option Scheme

Director	No. of Reed	No. of Reed	Exercisable
	Elsevier PLC	Elsevier NV options	between
options granted at		granted at €14.51	—
644.5p per shareper share

Sir Crispin Davis	251,730	166,254	2010 – 2017

Mark Armour	130,740	86,347	2010 – 2017

Gerard van de Aast	122,536	80,928	2010 – 2017

Erik Engstrom	130,060	85,897	2010 – 2017

Andrew Prozes	132,537	87,533	2010 – 2017

Patrick Tierney	121,628	80,329	2010 – 2017

Exercise of the above options is subject to a post grant performance condition, requiring the achievement of 6% per annum compound growth in adjusted EPS expressed at constant exchange rates, during the three years following the grant. There is no re-testing of the three year EPS performance.

(b) Under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme

	No. of Reed	No. of Reed
	Elsevier PLC nil	Elsevier NV nil
	cost conditional	cost conditional
Director	shares awarded	shares awarded	Vesting Date
Sir Crispin Davis	118,942	78,555	2010

Mark Armour	61,775	40,799	2010

Gerard van de Aast	57,898	38,238	2010

Erik Engstrom	61,453	40,586	2010

Andrew Prozes	62,623	41,359	2010

Patrick Tierney	57,412	37,917	2010

Vesting of the above award is subject to the achievement of 10% per annum averaged compound growth in adjusted earnings per share (EPS) at constant currencies of Reed Elsevier PLC and Reed Elsevier NV and the achievement of median total shareholder return (TSR) against a comparator group of seventeen media companies, over the three year performance period 2007-2009. The actual number of conditional shares that will vest will be determined by the Remuneration Committee, and in accordance with the Rules of the Scheme, by reference to the actual EPS and TSR performance over the three year performance period. No awards will vest if EPS is below 8% per annum. If EPS is 12% per annum and above and TSR is upper quartile and above, 189% of the award will vest.